UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE
                                                                    April 2,
2019



  Aneliya Crawford, Esq.
  Partner
  Schulte Roth & Zabel LLP
  New York, New York 10022

          Re:     Argo Group International Holdings, Ltd.
                  PREC14A filed by Voce Catalyst Partners LP, et al. Filed March 28, 2019
                  File No. 001-15259

  Dear Ms. Crawford:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  1. Please confirm that the "Excluded Nominee" has yet to be determined, and when the identity of the individual is known, that the brackets will be removed and replaced with the name of a director candidate.

  2. Please advise us, with a view toward revised disclosure, how the participants have complied with Rule 14a-4(d)(4)(ii) and Rule 14a-4(e).

  3. Please advise us, with a view toward revised disclosure, of the specific line items within
     Schedule 14A that the participants have seemingly sought to satisfy by referencing Argo's proxy statement through ostensible reliance upon Rule 14a-5(c).

                                          *       *      *
 Aneliya Crawford, Esq.
April 2, 2019
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions